RATIO OF EARNINGS TO FIXED CHARGES
                                                                  EXHIBIT 12.01
(amounts in thousands)

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
                                                                      Twelve    Three
                                    Year Ended December 31            Months    Months
                         -----------------------------------------     Ended     Ended
                          1989     1990     1991     1992     1993    3/31/94   3/31/94
                          ----     ----     ----     ----     ----    -------   -------
Pre-Tax Income From
 Continuing Operations   $30,288  $31,675  $31,230  $32,144  $31,911   $31,562  $ 8,171
                         -------  -------  -------  -------  -------   -------  -------
Fixed Charges:
 Interest Expense          4,304    4,951    7,922    8,860    8,699     8,681    2,118
 Amortization of
  Debt Expense                71       69       79      105      118       117       29
 Imputed Interest From
  Capitalized Lease        2,960    2,851      761        -        -         -        -
                         -------  -------  -------  -------  -------   -------  -------
                           7,335    7,871    8,762    8,965    8,817     8,798    2,147
                         -------  -------  -------  -------  -------   -------  -------
Total Earnings Plus
 Fixed Charges           $37,623  $39,546  $39,992  $41,109  $40,728   $40,360  $10,318
                         =======  =======  =======  =======  =======   =======  =======
Total Fixed Charges      $ 7,335  $ 7,871  $ 8,762  $ 8,965  $ 8,817   $ 8,798  $ 2,147
                         =======  =======  =======  =======  =======   =======  =======
Ratio of Earnings To
Fixed Charges                5.1      5.0      4.6      4.6      4.6       4.6      4.8
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